

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

<u>Via E-mail</u>
Mr. Thomas F. Ackerman
Corporate Executive Vice President
 and Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, MA  01887

> **Re:    Charles River Laboratories International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-15943**

Dear Mr. Ackerman:

We have completed our review of your filing.  We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriquez
Accounting Branch Chief